Exhibit (a)(1)(J)

Answerthink Stock Option Exchange Program

Options for Restricted Stock Units

As announced in a previous Broadcast email, Answerthink is offering the following Stock Option Exchange Program to eligible associates at the Senior Director level and above.

Many of our associates have current outstanding options with strike prices that are significantly higher than the current market price of our common stock. We believe in giving our employees long-term performance incentives. Current outstanding options may not be providing such an incentive at this time. We are making this offer to compensate eligible associates for their services and to enhance the retentive and incentive impact of outstanding equity compensation awards.

The voluntary Stock Option Exchange Program outlined below is being offered to Answerthink associates who (i) hold options to purchase shares of Answerthink’s common stock having an exercise price of $2.80 or more, (ii) are a senior director, a managing director or an executive officer of Answerthink, and (iii) who will have been employed with Answerthink for at least one year as of July 4, 2003.

Highlights of this Stock Option Exchange Program include:

•	Eligible associates will receive one Restricted Stock Unit for each option that is tendered that has an original strike price at or above $2.80.
•	So long as an eligible associate remains employed with Answerthink or its subsidiaries, the Restricted Stock Units will vest in three installments over a four-year period with fifty percent (50%) vesting on July 14, 2005, twenty-five percent (25%) vesting on July 14, 2006, and twenty-five percent (25%) vesting on July 14, 2007. Even if your options are currently vested, all of the Restricted Stock Units you receive will be subject to vesting over this four-year period.
•	If you take actions in competition with Answerthink while employed or within six (6) months after termination of employment, you will have to transfer to Answerthink a number of shares of our stock equal to the number of shares in which you vested during the six (6) month period preceding your termination of employment, or if such shares have been sold, you must pay to Answerthink an amount equal to the aggregate value that you realized on the sale of shares you received pursuant to vesting in Restricted Stock Units during the six month period preceding your termination of employment.
•	Eligible associates must surrender all or none of their eligible options.
•	The Offering Period starts on June 11, 2003.
•	The Offering Period is estimated to end on July 14, 2003.
•	The Offering Period expiration date, estimated to be July 14, 2003, is the official “Stock Option Cancellation Date”.
•	The grant of the Restricted Stock Units will be effective as of the Expiration Date, estimated to be July 14, 2003.

This email communication only provides an overview of the program. The attached “Overview of the Stock Option Exchange Plan” explains the program more fully and provides examples. The “FAQ” will answer most of your questions.

Additionally, this week we mailed to eligible associates’ home addresses detailed information regarding this Stock Option Exchange Program. The information includes all of the documentation needed to tender (surrender) your options. In all, you will receive six documents, including an introductory letter from Ted, the Offer to Exchange, the Letter of Transmittal, and the Letter of Withdrawal (to withdraw options tendered under this program prior to the expiration date). These documents will also be available on Mind~Share>Shared Services>Human Resources>Stock Option after Monday June 16th.

The fifth document is a Restricted Stock Unit Agreement that must be returned with your Letter of Transmittal. This details the number of Restricted Stock Units you will receive in exchange for options tendered.

The sixth document is Schedule B, which contains information regarding your personal stock options. The column on the Schedule B from which you should obtain your information regarding the number of unexercised options, vested and unvested, is the column entitled “Options Outstanding”.

The documents that have been mailed to your homes contain the most detailed description of the program. You should review those documents before you decide whether or not to participate in the Stock Option Exchange Program.

If you decide to tender your option grants, your properly completed Letter of Transmittal and Restricted Stock Unit Agreement must be received prior to 11:59 p.m., Eastern time, on July 14, 2003, at Answerthink, Inc., Human Resources, Attn: Diane Tuccito 817 W. Peachtree Street, Suite 800, Atlanta, Georgia 30308 (telephone: (404) 682-2444).

We recommend that if you choose to mail your Letter of Transmittal and Restricted Stock Unit Agreement, you send them by certified or registered mail. Interoffice mail is not recommended since it cannot be tracked. Please keep a copy of all documents. You assume the risk of, and will be responsible for any lost or delayed mail, whether interoffice or otherwise. Please note that Letters of Transmittal and Restricted Stock Unit Agreements sent by facsimile machine or over electronic mail will not be accepted.

All delivery costs associated with this program are to be incurred at the personal expense of the participating associate. No delivery costs may be charged to Answerthink.

The Stock Option Exchange Program and all communications we distribute on this program are subject to specific rules of the SEC for tender offers. This is because Answerthink will be offering, in effect, to purchase outstanding options in exchange for the obligation to issue Restricted Stock Units that are not the same as the options surrendered and because the decision whether to accept the offer is an investment decision. The SEC rules require that the communication that you are reading and all subsequent communications on the matter be filed with the SEC and made available for public review. As such, this communication and other documents you receive in conjunction with this program may be more formal than typical Answerthink internal employee communications.

Answerthink’s offer will be made under the terms and subject to the conditions of the Offer to Exchange and Letter of Transmittal.

Diane Tuccito, SPHR

Managing Director, Human Resources

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